UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           ROBERTSON CECO CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $0.01 par value per share
                         (Title of Class of Securities)

                                   770 539 203
                                 (CUSIP Number)

                             Michael E. Heisley, Sr.
                            Heico Acquisitions, Inc.
    5600 Three First National Plaza, Chicago, Illinois  60602 (312) 419-8220
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                November 20, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [   ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MICHAEL E. HEISLEY, SR.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         4,334,460 (includes right to acquire 1,000,000 shares)
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                4,334,460 (includes right to acquire 1,000,000 shares)
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,334,460
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.7%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HEICO ACQUISITIONS, INC.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEVADA
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         3,333,333
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                3,333,333
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,333,333
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.6%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RBC HOLDINGS, L.P.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         3,333,333
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                3,333,333
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,333,333
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.6%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     PN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     EMILY HEISLEY
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     AF
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         500,000
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                500,000
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,000
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MICHAEL E. HEISLEY, JR.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     AF
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         500,000
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                500,000
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,000
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PETTIBONE CORPORATION
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     WC, BK
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         Right to acquire 1,000,000 shares
  BENEFICIALLY _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                Right to acquire 1,000,000 shares
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000,000
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Amendment No. 2
                                       to
                                  Schedule 13D
                                       of
                            Heico Acquisitions, Inc.,
                               RBC Holdings, L.P.
                             Michael E. Heisley, Sr.
                              Pettibone Corporation
                             Michael E. Heisley, Jr.
                                       and
                             Emily Heisley Stoeckel

                               with respect to the
                     Common Stock, par value $0.01 per share
                                       of
                           Robertson Ceco Corporation


          The information contained in the original Schedule 13D ("Original
Schedule 13D") filed November 19, 1993 by Heico Acquisitions, Inc. ("Heico") and Michael E. Heisley, Sr. ("Heisley") and in the Amendment No. 1 to the Original
Schedule 13D ("Amendment No. 1") filed December 14, 1993 by Heico, Heisley and RBC Holdings, a Delaware limited partnership ("RBC"), is incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER

          This Schedule 13D Amendment No. 2 relates to the Common Stock, par value $0.01 per share, (the "Common Stock") of Robertson Ceco Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 222 Berkeley Street, Boston, Massachusetts, 02116.

ITEM 2.  IDENTITY AND BACKGROUND

          This Amendment No. 2 on Schedule 13D is filed on behalf of (i) RBC,
(ii) Heico, (iii) Heisley, (iv) Pettibone Corporation, a Delaware corporation ("Pettibone"), and (v) Emily Heisley Stoeckel and Michael E. Heisley, Jr., the children of Heisley (the "Children").

          The business address for Emily Heisley Stoeckel is 5600 Three First National Plaza, Chicago, Illinois, 60602. Emily Heisley Stoeckel is an employee of Heico. The business address for Michael Heisley, Jr. is Spartan Tool, 1506
W. Division Street, Mendota, Illinois 61342. Michael Heisley, Jr. is an employee of Pettibone. During the last 5 years, neither of the Children have
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The Children are both citizens of the United States.

          The principal executive offices of Pettibone are located at 4225, Naperville Road, Suite 200, Lisle, Illinois 60532-3657. Pettibone is a manufacturer and seller of heavy industrial equipment. The following persons are the directors and executive officers of Pettibone all of whom are citizens of the United States:

    Name and Address                    Title and Principal Occupation

    Michael E. Heisley, Sr.             Director, Chairman, President and
    Heico Acquisitions                  Chief Executive Officer of
    5600 Three First National Plaza     Pettibone
    Chicago, IL  60602

    Richard O. Dentner                  Director, Executive Vice President
    Pettibone Corporation               and Chief Operating Officer of
    4225 Naperville Road                Pettibone
    Suite 200
    Lisle, IL  60532-3657

    Larry W. Gies                       Director, Executive Vice President
    Pettibone Corporation               and Chief Financial Officer of
    4225 Naperville Road                Pettibone
    Suite 200
    Lisle, IL  60532-3657

    Dan Riordan                         Director and Group President of
    Pettibone Corporation               Pettibone
    4225 Naperville Road
    Suite 200
    Lisle, IL  60532-3657

    Ronald W. Schuster                  Director and Group President of
    Ceco Concrete Corporation           Pettibone
    621 Plainfield Road
    Willowbrook, IL  60521

    Christopher Yunkun                  Director and Group President of
    Pettibone Corporation               Pettibone
    4225 Naperville Road
    Suite 200
    Lisle, IL  60532-3657

    Michael E. Heisley, Jr.             Director and President of
    Spartan Tool                        Pettibone's Spartan Tool
    1506 W. Division Street             Division
    Mendota, IL  61342

    Stanley H. Meadows                  Director and Assistant Secretary of
    McDermott, Will & Emery             Pettibone; Partner of McDermott,
    227 West Monroe Street              Will & Emery, a law firm
    Chicago, IL  60606

    Douglas A. Johnson                  Vice President, Secretary and
    Pettibone Corporation               General Counsel of Pettibone
    4225 Naperville Road
    Suite 200
    Lisle, IL  60532-3657

Heisley is the sole stockholder of Pettibone. During the past five years, neither Pettibone nor any of its officers or directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On November 20, 1995, each of the Children acquired 500,000 shares of Common Stock. The $2,125,000 purchase price paid by each of the Children for these shares was loaned to the Children by Heisley (the "Loans") pursuant to two Promissory Notes, each in the amount of $2,130,000, made by the Children and payable to the order of Heisley (the "Promissory Notes"). Heisley obtained the funds to make the Loans from Bank of America Illinois, as evidenced by the Demand Promissory Note dated November 20, 1995 made by Heisley and payable to the order of Bank of America Illinois (the "Demand Promissory Note"). The Loans bear interest at a rate equal to the interest rate payable by Heisley to Bank of America Illinois pursuant to the Demand Promissory Note. In addition, Pettibone has agreed to guaranty Heisley's obligations under the Demand Promissory Note, as evidenced by a Guaranty dated as of November 20, 1995 made by Pettibone in
favor of Bank of America Illinois.   Pettibone will finance its acquisition of
the shares of Common Stock held by the Children, as discussed in Item 4 below, with its line of credit with Bank of America Illinois.

ITEM 4.  PURPOSE OF TRANSACTION

          On November 20, 1995, the Children and Foothill Capital Corporation and its affiliates ("Foothill") entered into a Stock Purchase Agreement providing for the sale by Foothill to the Children of 1,000,000 shares of Common Stock (500,000 to each of the Children) for $4.25 per share (the "Stock Purchase Agreement"). In connection with the Stock Purchase Agreement, on November 20, 1995, the Children, Heisley and Pettibone entered into a stock purchase agreement (the "Pettibone Agreement") whereby the Children have agreed to sell the 1,000,000 shares of Common Stock acquired pursuant to the Stock Purchase Agreement to Pettibone for $4.26 per share, plus interest at the rate payable by Heisley pursuant to the Demand Promissory Note. The Pettibone Agreement provides that the sale of shares to Pettibone will occur on the date on which the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, has terminated or expired.

          The Children purchased and Pettibone desires to purchase the 1,000,000 shares of Common Stock because they believe the price and terms are favorable. Except as provided herein, RBC, Heico, Heisley, Pettibone and the Children have no current plans with respect to the disposition of the shares of Common Stock or the acquisition of additional shares of Common Stock. However, subject to their obligations under various loan agreements disclosed herein or in the Original 13D or Amendment Number 1, they may dispose of all or a portion of the Shares, if they determine at any time that such disposition may be made at prices and on terms and conditions they believe to be favorable, and they may acquire additional shares of Common Stock if they determine at any time that such shares are available at prices and on terms and conditions they believe to be favorable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          RBC (and Heisley and Heico, indirectly through RBC) owns 3,333,333 shares of Common Stock. Such shares represent 20.6% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock issued and outstanding on October 31, 1995). RBC, Heico and Heisley have sole voting and dispositive power with respect to all of such Shares.

          In addition to the Common Stock he is deemed to own through RBC, Heisley also directly owns 1,127 shares of Common Stock, over which he has sole voting and dispositive power.

          Each of the Children owns 500,000 shares of Common Stock (or 1,000,000 collectively), which represents 3.1% (or 6.2% collectively) of the issued and outstanding Common Stock (based on the number of shares of Common Stock issued and outstanding on October 31, 1995). Pettibone has the right to acquire the 1,000,000 shares of Common Stock owned by the Children pursuant to the Pettibone Agreement.

          When the above shares are aggregated, RBC, Heico, Heisley, the Children and Pettibone (pursuant to the Related Agreement) collectively beneficially own 4,334,460 shares of Common Stock, which represents 26.7% of the issued and outstanding Common Stock (based on the number of shares of Common Stock issued and outstanding on October 31, 1995).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in Items 2, 3 and 4 above or stated in the Original Schedule 13D or Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among RBC, Heico, Heisley, Pettibone and the Children, or between them and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. Letter of Intent dated November 9, 1993 between Heico Acquisitions, Inc. and Robertson Ceco Corporation (previously filed with original Schedule 13D).

          2. Asset Purchase and Stock Subscription Agreement dated as of December 2, 1993 by and among Heico Acquisitions, Inc., Robertson Ceco Corporation and Robertson Espanola, S.A. (previously filed with Amendment No.
1).

          3. Registration Rights Agreement dated December 14, 1993 by and between RBC Holdings, L.P. and Robertson Ceco Corporation (previously filed with Amendment No. 1).

          4. Loan Agreement dated as of December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

          5. Pledge Agreement dated as of December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          6. Security Agreement dated December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          7. Pledge Agreement dated December 6, 1993 by Heico Acquisitions, Inc. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          8. Pledge Agreement dated December 6, 1993 by Michael E. Heisley, Sr. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          9. Assignment of Note and Collateral Agreement dated December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

          10. Promissory Note dated December 14, 1993 made by Heico Acquisitions, Inc., payable to Michael E. Heisley, Sr. (previously filed with Amendment No. 1).

          11. Promissory Note dated December 6, 1993 made by Michael E. Heisley, Sr. payable to Gerald D. Hosier (previously filed with Amendment No.
1).

          12. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Foothill Capital Corporation and its affiliates.

          13. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Pettibone Corporation.

          14. Demand Promissory Note dated November 20, 1995 in the amount of $4,260,000 made by Michael E. Heisley, Sr. payable to the order of Bank of America Illinois.

          15. Guaranty dated as of November 20, 1995 executed by Pettibone Corporation in favor of Bank of America Illinois.

          16. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Emily Heisley Stoeckel payable to the order of Michael E. Heisley, Sr.

          17. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Michael E. Heisley, Jr. payable to the order of Michael E. Heisley, Sr.


                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 23, 1995                HEICO ACQUISITIONS, INC.
                                        for itself and as general partner of RBC
                                        Holdings, L.P.


                                        By:  /s/ Michael E. Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title:  Chief Executive Officer


                                        PETTIBONE CORPORATION


                                        By:  /s/ Michael E. Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title:  Chief Executive Officer


                                        /s/ Michael E. Heisley, Sr.
                                        Michael E. Heisley, Sr.


                                        /s/ Emily Heisley Stoeckel
                                        Emily Heisley Stoeckel


                                        /s/ Michael E. Heisley, Jr.
                                        Michael E. Heisley, Jr.



                                INDEX TO EXHIBITS



Exhibit
Number         Description of Document

1. Letter of Intent dated November 9, 1993 between Heico Acquisitions, Inc. and Robertson Ceco Corporation (previously filed with original
          Schedule 13D).

2.        Asset Purchase and Stock Subscription Agreement dated as of
          December 2, 1993 by and among Heico Acquisitions, Inc., Robertson Ceco Corporation and Robertson Espanola, S.A. (previously filed with Amendment No. 1).

3. Registration Rights Agreement dated December 14, 1993 by and between RBC Holdings, L.P. and Robertson Ceco Corporation (previously filed with Amendment No. 1).

4.        Loan Agreement dated as of December 6, 1993 between Michael E.
          Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No.
          1).

5. Pledge Agreement dated as of December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

6. Security Agreement dated December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

7. Pledge Agreement dated December 6, 1993 by Heico Acquisitions, Inc. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

8. Pledge Agreement dated December 6, 1993 by Michael E. Heisley, Sr. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

9. Assignment of Note and Collateral Agreement dated December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

10. Promissory Note dated December 14, 1993 made by Heico Acquisitions, Inc., payable to Michael E. Heisley, Sr. (previously filed with Amendment No. 1).

11. Promissory Note dated December 6, 1993 made by Michael E. Heisley, Sr. payable to Gerald D. Hosier (previously filed with Amendment No. 1).

12. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Foothill Capital Corporation and its affiliates.

13. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Pettibone Corporation.

14. Demand Promissory Note dated November 20, 1995 in the amount of $4,260,000 made by Michael E. Heisley, Sr. payable to the order of Bank of America Illinois.

15. Guaranty dated as of November 20, 1995 executed by Pettibone Corporation in favor of Bank of America Illinois.

16. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Emily Heisley Stoeckel payable to the order of Michael E. Heisley, Sr.

17. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Michael E. Heisley, Jr. payable to the order of Michael E. Heisley, Sr.